Marc A. Recht + 1 617 937 2316 mrecht@cooley.com	VIA EDGAR

December 21, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Irene Paik
Mr. Joseph McCann
Ms. Christine Torney
Ms. Angela Connell

Re:	Avedro, Inc.
Draft Registration Statement on Form S-1
Submitted on November 15, 2018
CIK No. 0001343304

Ladies and Gentlemen:

On behalf of our client, Avedro, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 13, 2018 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the comments set forth in the Comment Letter (the “Comments”), the Company has revised the Draft Registration Statement and is confidentially submitting a revised Amendment No. 3 to the Confidential Draft Registration Statement (the “Amended DRS”) with this response letter. For the Staff’s reference, we have included both a clean copy of the Amended DRS and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on November 15, 2018.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS.

Draft Registration Statement on Form S-1 submitted November 15, 2018

Overview, page 1

1.	Please revise your disclosure at the bottom of page 2 to indicate the number of Mosaic Systems that you have sold to date.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 105 of the Amended DRS.

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2.	Please revise to explain briefly the terms “refractive” and “CE mark” at first use.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 88 and 103 of the Amended DRS.

3.	Please revise the table on page 3 to clarify the status/plans for each of the applications where no text is presented.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 106 and 115 of the Amended DRS.

Our Avedro Corneal Remodeling Program, page 4

4.

We note your disclosure at the top of page 5 highlighting, “High procedure success rate with durable results.” Please tell us the basis for this claim. In this regard, your cover graphic suggests that the basis is the Phase III clinical trial data for treatment of progressive keratoconus and corneal ectasia using your current KXL system; however, your disclosure on page 110 suggests that the claim is based on an independent study of patients who received a “substantially similar” treatment to the one that you provide for keratoconus. In addition, please revise to clearly identify the relevant “procedure” and explain the meaning of the term “durable.” Also, provide us a copy of the 2015 independent retrospective study.

Response to Comment 4:

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 110 of the Amended DRS, including amending “durable results” on pages 5 and 110 to “demonstrated long-last effects.”

The Company also respectfully advises the Staff that the basis for its claim for “high corneal cross-linking procedure success rate with demonstrated long-lasting effects” is derived from an independent retrospective study (the “2015 Study”) of patients with progressive keratoconus who received corneal cross-linking according to a clinical technique substantially similar to the cross-linking procedure applied in the Company’s three pivotal randomized and sham-controlled Phase 3 U.S. clinical trials of the Company’s KXL system and its associated Photrexa formulations (collectively, the “Avedro Phase 3 Clinical Trials”). The 2015 Study provides long term follow-up data of 10.9 years with a standard deviation (“SD”) of ±1.7 years. The same independent study group (Dept of Ophthalmology,

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C.G. Carus University Hospital, Dresden, Germany) also published retrospective outcomes of the standard cross-linking procedure in 2008 (the “2008 Study”) in a cohort of 142 patients at 12 months, with follow-up of up to six years in five patients.

The 2015 Study examined the durability and success of the corneal cross-linking procedure performed against a standard clinical technique, commonly referred to as the “Dresden protocol.” As of the date of this letter, the Company is the only company that has U.S. Food and Drug Administration (“FDA”) approval for products necessary to perform this clinical procedure using the KXL system and its associated Photrexa formulations.

Basis for “substantially similar treatment”:

•

In the Avedro Phase 3 Clinical Trials, the 2015 Study and the 2008 Study, corneal cross-linking was performed according to the Dresden protocol: the central corneal epithelium was removed, the corneal stroma was saturated with 0.1% riboflavin-5-phosphate solution and ultraviolet A (“UVA”) light was applied using a 3mW/cm2 irradiation source for 30 minutes.

•

The results of the 2008 Study at 12 months (-1.5 diopter ± 3.8 SD mean change in maximum keratometry (“Kmax”)) are consistent with the degree of change observed in eyes with progressive keratoconus treated with corneal cross-linking in the Avedro Phase 3 Clinical Trials at 12 months (-1.4 diopter ± 2.8 SD in the Company’s UVX-001 trial and -1.7D ± 4.7 SD in the Company’s UVX-002 trial).

Basis for high procedure success rate:

•

The 2008 Study reported the percentage of eyes achieving stabilization or improvement of Kmax at one year in 142 patients through four years in 13 patients. In the 2008 Study, 85.9% of eyes showed stable or improved Kmax at one year, and 85.6% of eyes showed stable or improved Kmax at four years.

•

In the 2015 Study, only two of 24 patients (8.3%) required retreatment over approximately 11 years follow-up, demonstrating that 91.7% of patients were successfully stabilized. A total of 34 eyes were included. Accordingly, if both eyes are considered individually, the retreatment rate was two of 34 eyes (5.8%).

Basis for demonstrated long-last effects:

•

In the 2015 Study, Kmax remained significantly reduced from the pre-operative Kmax at the longest follow-up visit (10.9 years ± 1.7 SD). The authors concluded that the results of the 2015 Study indicate that corneal cross-linking can achieve long-term disease stabilization in eyes with progressive keratoconus.

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The Company is also supplementally providing to the Staff, under separate cover, copies of the 2008 Study and the 2015 Study.

Risks Associated with Our Business, page 7

5.

Please revise to highlight the going concern opinion for the fiscal year ended December 31, 2017 and your disclosure on page 94 concerning the sufficiency of cash to fund your operations for the next twelve months.

Response to Comment 5:

In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Amended DRS.

Implications of Being an Emerging Growth Company, page 8

6.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 6:

The Company respectfully acknowledges the Staff’s comment and is supplementally providing to the Staff, under separate cover, copies of such written communications. To the extent the Company provides any additional written communication to potential investors, the Company will supplementally provide the Staff with copies of all such written communications.

Our products are currently regulated in some territories as medical devices..., page 56

7.	With respect to regulation in the United States, please tell us whether this risk factor is more relevant to specific procedure/formulation combinations in your pipeline.

Response to Comment 7:

The Company respectfully advises the Staff that this risk factor is not more relevant to any specific procedure/formulation combination currently in the Company’s pipeline. Currently, the Company’s pipeline consists of conducting a pivotal Phase 3 clinical trial to evaluate the Company’s Epi-On procedure for the treatment of progressive keratoconus, using the latest-generation KXL system, its associated drug formulations and the Company’s Boost Goggles, and for certain proposed procedures using the Mosaic system and its associated drug formulations. All such pipeline products use a similar mechanism of action as the FDA-approved KXL system and its associated Photrexa formulations, which, along with the Company’s past discussions with the FDA, leads the Company to believe that its pipeline

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products will be similarly regulated by the FDA as drug/device combination products where the FDA deems the drug component of the combination as providing the primary mode of action. Based on this determination, the Company has utilized the new drug pathway for developing these pipeline products based on the FDA’s prior determination that its currently approved product is to be regulated under the primary jurisdiction of the FDA’s Center for Drug Evaluation and Research.

The Mosaic system and its associated drug formulations are currently being used in combination to treat and improve vision for keratoconic patients outside of the United States. The Company is generating additional clinical data to support a new drug application (“NDA”) in the United States, as well as to potentially expand the applications of the Mosaic system. The Company also plans to initiate a Phase 2a clinical trial in the first half of 2019 to evaluate the use of the PiXL procedure as a solution for vision improvement for patients with presbyopia. These activities are currently being conducted in accordance with the FDA’s drug regulations. Upon successful completion of these clinical activities, the Company plans to submit an NDA via the FDA’s drug pathway.

Although the Company does not foresee the products and uses in its current product pipeline to be regulated as medical devices, it is possible that the FDA’s combination products policies could change, or that the Company could develop a product sometime in the future for which the FDA determines that the “primary mode of action” of the combination product is that of a medical device. Accordingly, it is possible that one of the Company’s future combination products is designed in such a manner that the device provides the most important therapeutic action of the combination product, or that the FDA determines this to be the case. Nonetheless, there are no products currently in the Company’s pipeline for which there is a specific procedure/formulation combination that the Company believes will warrant regulation as a medical device.

Use of Proceeds, page 78

8.	Please revise to explain briefly the types of U.S. Commercialization activities that you intend to fund with the offering proceeds.

Response to Comment 8:

In response to the Staff’s comment, the Company has revised the disclosure on page 78 of the Amended DRS.

9.

Please revise to disclose separately the amount of proceeds intended for development of your latest–generation KXL system and the amount intended for development of the Mosaic system. With reference to your table on page 3, revise your discussion on page 78 to clarify whether the offering proceeds will be used exclusively for the ongoing Phase 3 KXL trial and for the planned Phase 2a Mosaic trial or whether the proceeds are intended

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for any of the other VibeX development work highlighted in the page 3 table. Also, briefly discuss whether the proceeds that you intend to allocate toward each clinical trial is intended to allow you to reach conclusion of that development stage or, alternatively, indicate the amounts and sources of other funds needed for you to do so. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response to Comment 9:

In response to the Staff’s comment, the Company has revised the disclosure on page 78 of the Amended DRS.

Critical Accounting Policies and Estimates

Stock Based Compensation, page 101

10.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response to Comment 10:

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the Staff its estimated initial public offering price range as soon as it becomes available, together with a discussion regarding its determination of the fair value of its common stock and the reasons for any differences between the recent valuations of the Company’s common stock and the estimated offering price.

Business, page 103

11.

We note your disclosure on page 105 concerning your plans to cross-sell your device systems to the same target customers. In light of your disclosure on page 104 concerning the versatility of the Mosaic system and the overlap in the applications identified in your table on page 3, please tell us whether the Mosaic system, if and when approved, and/or the “latest generation” KXL system, if and when approved, would serve as replacements for the installed base of current generation KXL systems in the US market. With respect to your international installed base and with reference to your disclosure on page 119, please tell us whether the 18 Mosaic systems you have sold to date have been to customers who also own one of your KXL systems.

December 21, 2018

Response to Comment 11:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company continues to assess its sales and marketing activities and has not made a determination as to how it will market the “latest generation” KXL system. Such determination will be made if and when the Company receives FDA approval for an application of the “latest generation” KXL system and the associated drug formulations. With regards to the Mosaic system, while it has similar applications to the KXL system, the Mosaic system is only available outside the United States. The Company will not market the Mosaic system in the United States until, if and when the Company receives FDA approval for an application of the Mosaic system and the associated drug formulations. The Company is unable to identify if the end customers who purchased its Mosaic systems also own one of its KXL systems as its Mosaic systems were sold directly to distributors, who then, in turn, sell the Mosaic systems to the end-user customers.

The Mosaic System, page 118

12.

We note that you plan on conducting a Phase 2a clinical trial outside the United States to evaluate the safety and efficacy of the PiXL procedure using the Mosaic system and its associated drug formulation for the treatment of presbyopia. Please revise your disclosure to include a description of any Phase 1 or other clinical trials you have conducted with this drug and device combination and to summarize the data resulting from these studies.

Response to Comment 12:

In response to the Staff’s comment, the Company has revised the disclosure on page 119 of the Amended DRS.

Sales and Marketing, page 129

13.

Please revise to discuss briefly the degree of training required to operate your various systems. Also, tell us whether the claim highlighted on page 5 concerning the ease of use and minimal learning curve applies to your latest generation KXL system and your Mosaic system.

Response to Comment 13:

In response to the Staff’s comment, the Company has revised the disclosure on pages 110, 128 and 129 of the Amended DRS.

The Company also respectfully advises the Staff that the claim highlighted on page 5 concerning the ease of use and minimal learning curve applies to both the Company’s KXL system, including its latest generation of the KXL system, and the Company’s Mosaic system.

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Competition, page 133

14.

We note your statement on page 134 asserting that you have a leading market presence in the corneal ectatic disorder market outside the United States. Please disclose the basis for this statement. Please also expand your disclosures concerning the Corneal Ectatic Disorders Market and the Vision Correction Market sections to discuss the available treatment options outside the United States and the competitive landscape of these markets. Also revise your disclosure on page 5, as applicable, to clarify that your leadership position outside the United States relates to the corneal ectatic disorder market.

Response to Comment 14:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 5, 6, 107 and 133 of the Amended DRS.

Patents, page 135

15.

Please revise your disclosure regarding your patent portfolio to separate by product candidate or procedure and drug formulation the number of issued patents you have, whether the patents are licensed or owned, the type of patent, jurisdiction and expiration date.

Response to Comment 15:

In response to the Staff’s comment, the Company has revised the disclosure on page 134 of the Amended DRS.

Intellectual Property Agreements, page 138

16.

Your disclosure on page 139 indicates that royalties under the Amended CalTech Agreement are payable on a product-by-product basis until expiration of the last-to-expire claim of a licensed patent that covers such product. Please revise to disclose the relevant expiration date for the last-to-expire patent.

Response to Comment 16:

In response to the Staff’s comment, the Company has revised the disclosure on page 138 of the Amended DRS.

Regulation in the European Union, page 160

17.

We note your disclosure that you underwent a conformity assessment procedure that included an evaluation of clinical data supporting the safety and performance of your product during normal conditions of use. Where appropriate, please provide a summary of the clinical data supporting the safety and performance of your products which resulted in the issuance of the EC Certificates of Conformity.

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Response to Comment 17:

In response to the Staff’s comment, the Company has revised the disclosure on pages 160 and 161 of the Amended DRS. The Company respectfully advises the Staff that the safety and efficacy of its corneal collagen cross-linking procedure was evaluated in: (i) Avedro Phase 3 Clinical Trials involving a total of 205 patients with progressive keratoconus and 179 patients with corneal ectasia following refractive surgery, which led to FDA approval of the Company’s KXL system and its associated Photrexa formulations for the treatment of progressive keratoconus and corneal ectasia following refractive surgery and is discussed throughout the Amended DRS; (ii) a study performed at the Singapore National Eye Centre in Singapore which was designed to evaluate the safety of higher energy dose corneal cross-linking using the Mosaic system; and (iii) a pivotal multi-center clinical trial of the Company’s KXL system and its associated Photrexa formulations for treating progressive keratoconus, which reported clinical and functional outcomes at one-year post-treatment in May 2017.

In the Avedro Phase 3 Clinical Trials, 205 patients were randomly assigned to receive the Company’s corneal collagen crosslinking treatment or a sham treatment (Hersh, P.S., et al., United States Multicenter Clinical Trial of Corneal Collagen Crosslinking for Keratoconus Treatment. Ophthalmology, 2017). In June 2017, the same investigator group published data from a similarly designed trial enrolling 179 patients with diagnosed corneal ectasia following LASIK therapy (Hersh, P.S., et al., U.S. Multicenter Clinical Trial of Corneal Collagen Crosslinking for Treatment of Corneal Ectasia after Refractive Surgery. Ophthalmology, 2017. 124(10): p. 1475-1484.). The study performed at the Singapore National Eye Centre has not yet been published.

These clinical results were further supported by reviews of literature supplementing the clinical data. The Company also gathered clinical data from scientific and clinical literatures. The Company conducted a systematic literature review utilizing the PubMed electronic literature database and included specific title search terms that had clear and obvious association with riboflavin formulations used in conjunction with ultraviolet A (“UVA”) light, for corneal applications. Electronic searches were also conducted to identify published articles in the area of riboflavin and use of UVA in corneal applications, including for the treatment of keratoconus and other corneal disease.

The Company’s conclusions were presented to its notified body in the form of clinical evaluation reports which made up part of the technical files related to the Company’s Mosaic system and KXL system. Each certificate of conformity is generally valid for three years and must be renewed. Following reviews of the Company’s technical files and clinical evaluation reports, in 2011, the Company received an EC Certificate of Conformity from its notified body for its KXL system allowing the CE mark to be affixed to the KXL system. The Company’s existing EC Certificate of Conformity for the KXL system is valid until May 1, 2020. In 2015, the Company received an EC Certificate of Conformity from its notified body for the

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Mosaic system allowing the CE mark to be affixed to the Mosaic system. The Company’s existing EC Certificate of Conformity for its Mosaic system is valid until May 1, 2020. The clinical evaluation reports for the Mosaic system and KXL system are routinely updated, most recently in June 2018. This June 2018 clinical evaluation report was recently reviewed as part of audit in late November 2018 by the Company’s notified body.

General

18.

We refer to your top cover graphic appearing under the heading “High Procedure Success With Durable Results” and refer you to Compliance Disclosure Interpretation, Securities Act Forms, Question 101.02 concerning use of graphic presentations in a prospectus. We note that this graphic, as well as the associated footnote disclosure, prominently presents complex testing results without adequate context and employs complex terminology that may be unfamiliar to investors. Accordingly, please revise to remove this cover graphic from the prospectus.

Response to Comment 18:

In response to the Staff’s comment, the Company has removed the top cover graphic in the Amended DRS.

19.

Please revise the second cover graphic under the heading “Innovative Devices” to highlight that the Mosaic System is not FDA approved. With reference to your table on page 3, please also tell us why you believe it is appropriate to present separate graphical images of the riboflavin formulations given that you are not commercially selling any formulations in the US on a stand-alone basis and given that two of the three formulations are not FDA approved for use with your KXL device.

Response to Comment 19:

In response to the Staff’s comment, the Company has revised the second cover graphic in the Amended DRS.

The Company also respectfully advises the Staff that the Company currently commercially sells the Photrexa family of riboflavin formulations on a stand-alone basis from its KXL systems in the United States. Customers who use the Company’s KXL systems must purchase the single-use riboflavin drug formulations, which come with procedure- and drug-specific RFID treatment cards, in order to use the KXL system for the desired procedure.

The Company does not intend to sell the VibeX and ParaCel families of drug riboflavin formulations in the United States. The Company only intends to sell the VibeX and ParaCel families of riboflavin formulations outside the United States and the Photrexa family of riboflavin formulations in the United States.

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20.

You disclose on pages 26-27 that you sell your products into Iran pursuant to general licenses issued by the Treasury Department’s Office of Foreign Assets Control. You disclose on pages 7, 128 and 130 that you have sold your products into more than 80 countries, and on page F-9 you list revenue from Asia and the Middle East. Iran and Syria, in the Middle East, and North Korea, in Asia, are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Sudan, located in Africa but included in some references to the Middle East, also is designated as a state sponsor of terrorism and is subject to US export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, North Korea and/or Sudan, including contacts with their governments, whether through distributors or other direct or indirect arrangements. In this regard, we note that your website provides for persons from each of those countries to contact you with comments or questions, and to request news and updates via email, including information about upcoming events and seminars.

Response to Comment 20:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it is aware of both the U.S. trade and economic sanctions and export controls (collectively, “U.S. Trade Controls”) applicable to its business, including with respect to activities relating to Iran and other embargoed jurisdictions. The Company conducts its business in a way that is designed to ensure compliance with applicable U.S. Trade Controls. As discussed in the Risk Factors section of the Draft Registration Statement, the Company maintains policies and has implemented, or is in the process of implementing, procedures designed to ensure that its products are not sold to and its services are not used in embargoed countries or regions or by prohibited or restricted individuals or entities (“Prohibited Persons”) contrary to U.S. Trade Controls.

The Company does not currently have, and has not previously had, any partners in North Korea, Syria, Sudan, Cuba or the Crimea Region of the Ukraine (“Crimea”). During the last two fiscal years and the subsequent interim period, the Company has made no direct sales, and has no knowledge of any indirect sales, to end users in North Korea, Syria, Sudan, Cuba or Crimea, and has provided no services to any end users in those countries. In addition, the Company has no subsidiaries, offices or employees in, or assets or liabilities associated with North Korea, Syria, Sudan, Cuba or Crimea. There have been no agreements or other commercial arrangements between the Company and the governments of North Korea, Syria, Sudan, Cuba or Crimea or entities controlled by the governments of those countries. Further, the Company has not received any revenue from partners or direct end-users in North Korea, Syria, Sudan, Cuba or Crimea, including through any subsidiary, affiliate, partner, customer, joint venture or other direct or indirect arrangement. The listing of North Korea, Syria, Sudan and Cuba in the drop down menu on the Contact Us page of the Company’s website referenced in the Staff’s comment is the result of an inadvertent oversight by the Company. The Company is in the process of removing North Korea, Sudan, Syria and Cuba from the drop down menu.

December 21, 2018

With respect to Iran, the Company sold two KXL systems and 8,270 single-use riboflavin formulations to Tavana Abzar Parto, an independent third-party distributor in Iran, who, in turn, sold these products to customers in the region. These sales occurred during the last two fiscal years and the subsequent interim period, and it is the Company’s understanding that its products are used in the corneal ectatic disorder market in Iran. The Company’s sales to Iran and receipt of payment for such sales are qualified under general licenses issued by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), specifically the general licenses stipulated in the Iranian Transactions and Sanctions Regulations. The Company expects to continue selling products to Tavana Abzar Parto pursuant to the OFAC general licenses mentioned above for the foreseeable future. The Company anticipates the level of sales to remain the same as those for the last two years. The Company’s agreement with Tavana Abzar Parto includes covenants that, among other things, require Tavana Abzar Parto to comply with U.S. Trade Controls and refrain from taking any action that would cause the Company to be in violation of U.S. Trade Controls. The Company does not currently have, and has not previously had, any agreements or other commercial arrangements with the government of Iran and except as discussed herein, the Company has no subsidiaries, offices or employees in, or assets or liabilities associated with Iran.

To the best of the Company’s knowledge and except as mentioned above, the independent third-party distributors with whom the Company contracts do not sell or market the Company’s products in Iran, North Korea, Syria, Sudan, Cuba or Crimea currently, nor have the independent third-party distributors resold or marketed the Company’s products in these countries in the past five fiscal years and subsequent interim period. Further, except as mentioned above, the Company does not anticipate the independent third-party distributors reselling the Company’s products in Iran, North Korea, Syria, Sudan, Cuba or Crimea, as the underlying distributor agreements limit the sale of the Company’s products to certain territories, and such territories do not include Iran, North Korea, Syria, Sudan, Cuba or Crimea.

21.

Please also discuss the materiality of your contacts with the countries referenced in the comment above, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last two fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

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Response to Comment 21:

In response to the Staff’s comment, the Company advises the Staff that it does not believe that its business activities with Iran are material to investors or represent a material investment risk. On a quantitative basis, the Company’s revenue attributable to the activities described above is immaterial. The total revenue attributable to sales of products to Tavana Abzar Parto in Iran for the years ended December 31, 2016 and 2017, respectively, was approximately $90,000 and $250,000, which represents 0.60% and 1.23%, respectively, of the Company’s overall revenue for those same periods. The total revenue attributable to sales of products in Iran for the nine months ended September 30, 2018 was approximately $42,000, which represents 0.22% of the Company’s overall revenue for that same period. Based on the de minimis quantitative nature of the activity, which has been and continues to be conducted in compliance with U.S. Trade Controls, and the absence of any public criticism or scrutiny of these activities known to the Company, on a qualitative basis, the Company does not believe that a reasonable investor would consider its business activities with Iran to have a material impact on making an investment decision regarding the Company’s securities.

*    *    *    *

Please direct any questions or comments concerning the Amended DRS or this response letter to either the undersigned at (617) 937-2316 or Courtney Thorne at (617) 937-2318.

Very truly yours,

/s/ Marc A. Recht

Marc A. Recht

cc:	Reza Zadno, Avedro, Inc.

Paul S. Bavier, Avedro, Inc.

Nicole C. Brookshire, Cooley LLP

Courtney T. Thorne, Cooley LLP

Shayne Kennedy, Latham & Watkins LLP

Nathan Ajiashvili, Latham & Watkins LLP